UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BioCardia, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

09060U507
(CUSIP Number)
Peter Altman President and Chief Executive Officer BioCardia, Inc. 320 Soquel Way Sunnyvale, California 94085 (650) 226-0120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09060U507
(1) NAMES OF REPORTING PERSONS Simon H. Stertzer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
224,863(1)
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	1,684,322(2)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
224,863(1)(2)
(10) SHARED DISPOSITIVE POWER
1,684,322(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,185 (1)(2)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(3)
(14) TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 22,642 shares of common stock subject to stock options held by the Reporting Person and which are exercisable within 60 days of December 16, 2022.

(2) Includes shares held jointly by the Reporting Person and Kimberly Stertzer; all shares owned by the Stertzer Family Trust, of which the Reporting Person and Kimberly Stertzer are co-trustees, and 326,742 shares of common stock issuable upon exercise of warrants held by the Stertzer Family Trust; all shares held by held by Windrock Enterprises L.L.C., of which the Reporting Person and Kimberly Stertzer are the sole members and managers, and 92,592 shares of common stock issuable upon exercise of warrants held by Windrock Enterprises L.L.C.. Also includes shares held by the Stertzer Gamm Trust, of which the Reporting Person is a grantor and shares held by Stertzer Holdings LLC, and the Reporting Person may be deemed to have beneficial ownership of such shares.

(3) Based on 20,045,500 shares of the Issuer’s common stock outstanding as of December 16, 2022 and assumes the exercise of the Reporting Person’s stock options exercisable within 60 days of December 16, 2022 and the warrants held by Windrock Enterprises L.L.C. and the Stertzer Family Trust for an aggregate of 419,334 shares of common stock of the Issuer exercisable within 60 days of December 16, 2022.

SCHEDULE 13D

CUSIP No. 09060U507
(1) NAMES OF REPORTING PERSONS Kimberly Stertzer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
0
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	1,909,185(1)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
1,909,185(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,185(1)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(2)
(14) TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes shares held jointly by Simon H. Stertzer and the Reporting Person; all shares owned by the Stertzer Family Trust, of which Simon H. Stertzer and Kimberly Stertzer are co-trustees, and 326,742 shares of common stock issuable upon exercise of warrants held by the Stertzer Family Trust; all shares held by held by Windrock Enterprises L.L.C., of which Simon H. Stertzer and the Reporting Person are the sole members and managers, and 92,592 shares of common stock issuable upon exercise of warrants held by Windrock Enterprises L.L.C. Also includes shares held by the Stertzer Gamma Trust, of which the Reporting Person is a grantor, and shares held by Stertzer Holdings LLC, of which the Reporting Person is a manager, and may be deemed to have beneficial ownership of such shares.

(2) Based on 20,045,500 shares of the Issuer’s common stock outstanding as of December 16, 2022 and assumes the exercise of the warrants held by Windrock Enterprises L.L.C. and the Stertzer Family Trust for an aggregate of 419,334 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 09060U507
(1) NAMES OF REPORTING PERSONS Stertzer Family Trust
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
0
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	1,214,826(1)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
1,214,826(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,826(1)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) Simon H. Stertzer and Kimberly Stertzer are co-trustees of the Stertzer Family Trust. Share number includes 326,742 shares of common stock issuable upon exercise of a warrant held by the Stertzer Family Trust.

(2) Based on 20,045,500 shares of the Issuer’s common stock outstanding as of December 16, 2022 and assumes the exercise of the warrant held by the Stertzer Family Trust to purchase 326,742 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 09060U507
(1) NAMES OF REPORTING PERSONS Windrock Enterprises L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
(7) SOLE VOTING POWER
0(1)
NUMBER OF SHARES	(8) SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH	323,296(1)
REPORTING PERSON WITH	(9) SOLE DISPOSITIVE POWER
0(1)
(10) SHARED DISPOSITIVE POWER
323,296(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,296
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) Simon H. Stertzer and Kimberly Stertzer are the sole members and managers of the Reporting Person. Share number includes 92,592 shares of common stock issuable upon exercise of a warrant held by the Windrock Enterprises L.L.C.

(2) Based on 20,045,500 shares of the Issuer’s common stock outstanding as of December 16, 2022 and assumes the exercise of the warrant held by Windrock Enterprises L.L.C. to purchase 92,592 shares of common stock of the Issuer.

SCHEDULE 13D

CUSIP No. 09060U507

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on November 2, 2016, by Simon H. Stertzer and Kimberly Stertzer (together, the “Original Reporting Persons”), as amended by Amendment No. 1 (“Amendment No. 1) filed on January 4, 2019 and by Amendment No. 2 (“Amendment No. 2”) filed on January 10, 2019 (collectively, the “Original Schedule 13D”) by each of the Original Reporting Persons, the Stertzer Family Trust and Windrock Enterprises L.L.C. (together, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.001 per share, of BioCardia, Inc., a Delaware corporation (the “Issuer”), and amends the Original Schedule 13D as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated January 10, 2019 as executed by the Reporting Persons (Exhibit 99.1 to Amendment No. 2).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.001 per share (the “Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 320 Soquel Way, Sunnyvale, California 94085.

Item 2. Identity and Background.

Item 2(b) is deleted in its entirety and replaced with the following text:

(b)     Residence or Business Address

The business address of each Reporting Person is c/o BioCardia, Inc., 320 Soquel Way, Sunnyvale, California 94085.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Also, the Stertzer Family Trust purchased 178,571 shares of the Issuer’s Common Stock in a private placement on December 16, 2022 at a purchase price $1.68 per share, or $29,999.28 in the aggregate.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by incorporating the response to Item 3 above at the end of this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)
Simon H. Stertzer	1,909,185 (2)	9.3%
Kimberly Stertzer	1,909,185 (2)	9.3%
Stertzer Family Trust	1,214,826 (3)	6.0%
Windrock Enterprises L.L.C.	323,296 (4)	1.6%

(1)

Based on 20,045,500 shares of the Issuer’s common stock outstanding as of December 16, 2022. Also includes, where applicable, any securities held by a Reporting Person that are currently exercisable for shares of common stock and which are exercisable within 60 days of December 16, 2022, in accordance with Rule 13d-3(d)(1) of the Securities Act of 1933, as amended.

(2)

Consists of (i) 202,221 shares of common stock held by the reporting person, (ii) 888,084 shares of common stock held by the Stertzer Family Trust and a warrant exercisable for 326,742 shares of common stock by the Stertzer Family Trust, (iii) 230,704 shares of common stock held by Windrock Enterprises L.L.C. and a warrant exercisable for 92,592 shares of common stock by Windrock Enterprises L.L.C., (iv) 11,656 shares of common stock held by the Stertzer Gamma Trust, (v) 91,544 shares of common stock held by Stertzer Holdings LLC and a warrant exercisable for 41,667 shares of common stock by Stertzer Holdings LLC, (vi) 1,333 shares held jointly by Dr. Simon H. Stertzer and Mrs. Kimberly Stertzer, and (vii) options for 22,642 shares held by Dr. Stertzer and exercisable within 60 days of December 16, 2022. Dr. Stertzer and his spouse, Kimberly Stertzer, are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Dr. Stertzer is a grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust. Dr. Stertzer may also be deemed to have voting and dispositive control over the shares held by Stertzer Holdings LLC of which his spouse, Mrs. Stertzer, is a manager.

(3)

Consists of 888,084 shares of common stock held by the Stertzer Family Trust and warrants exercisable for 326,742 shares of common stock by the Stertzer Family Trust. Dr. Stertzer and Mrs. Stertzer, are co-trustees of the Stertzer Family Trust.

(4)

Consists of 230,704 shares of common stock held by Windrock Enterprises L.L.C. and a warrant exercisable for 92,592 shares of common stock by Windrock Enterprises L.L.C. Dr. Stertzer and Mrs. Stertzer, are the sole members and managers of Windrock Enterprises L.L.C.

(b) The Reporting Persons’ responses to cover page Items 7 through 10 of this Amendment, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons:

The information set forth above in Item 3 is incorporated herein by reference. Except as otherwise described herein, none of the Reporting Persons has effected any transactions in common stock of the Issuer in the 60 days prior to December 16, 2022.

(d) Not applicable.

(e) On May 28, 2020, Windrock Enterprises L.L.C. ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

SIMON H. STERTZER
By:	/s/ Simon H. Stertzer
Simon H. Stertzer

Dated: January 9, 2023

KIMBERLY STERTZER
By:	/s/ Kimberly Stertzer
Kimberly Stertzer

Dated: January 9, 2023

STERTZER FAMILY TRUST
By:	/s/ Simon H. Stertzer
Simon H. Stertzer, co-trustee
By:	/s/ Kimberly Stertzer
Kimberly Stertzer, co-trustee

Dated: January 9, 2023

WINDROCK ENTERPRISES L.L.C.
By:	/s/ Simon H. Stertzer
Simon H. Stertzer, manager
By:	/s/ Kimberly Stertzer
Kimberly Stertzer, manager